ALBERTA COMPLIANCE SERVICES INC.


03022913

June 11, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 19 2003
WASH, D.C. 187 SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Notice of Meeting and Record Date - Revised
2. Notice of Meeting and Record Date – Cancellation
3. Notice of Meeting and Record Date
4. Notice of Meeting and Record Date - Cancellation

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Sherri Van Ham
Associate

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
*Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com*

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

Revised

May 5, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~May 30, 2003~~ June 13,2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	April 25, 2003
RECORD DATE FOR VOTING	April 25, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	April 25, 2003
MATERIAL MAIL DATE	~~May 5, 2003~~ May 16, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Investor Services Inc (for your information only)

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

Cancelled

May 16, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to **cancel** the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~May 30, 2003~~ ~~June 13, 2003~~
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	~~April 25, 2003~~
RECORD DATE FOR VOTING	~~April 25, 2003~~
BENEFICIAL OWNERSHIP DETERMINATION DATE	~~April 25, 2003~~
MATERIAL MAIL DATE	~~May 5, 2003~~ ~~May 16, 2003~~
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Investor Services Inc (for your information only)

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

May 16, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	July 3, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	June 3, 2003
RECORD DATE FOR VOTING	June 3, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	June 3, 2003
MATERIAL MAIL DATE	June 6, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Investor Services Inc (for your information only)

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

CANCELLED

June 4, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to **cancel** the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~July 3, 2003~~ cancelled
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	~~June 3, 2003~~ cancelled
RECORD DATE FOR VOTING	~~June 3, 2003~~ cancelled
BENEFICIAL OWNERSHIP DETERMINATION DATE	~~June 3, 2003~~ cancelled
MATERIAL MAIL DATE	~~June 6, 2003~~ cancelled
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Investor Services Inc (for your information only)